Computation of Earnings to Fixed Charges

	Year Ended December 31,
	2011	2010	2009	2008	2007(1)
	(In thousands, except per share data)
Earnings (loss) before income taxes	$202,528	$(43,126)	$(391,204)	$84,421	$340,503
Add:
Interest expense	134,601	146,549	121,321	102,202	53,843
Amortization of loan fees	8,926	9,739	6,870	4,789	1,912
Amortization of capitalized interest	1,231	1,140	1,326	364	78
Interest component of rental expense (1)	5,873	5,779	6,130	6,084	3,929
Earnings (loss) as adjusted	$353,159	$120,081	$(255,557)	$197,860	$400,265

Fixed charges:
Interest expense	$134,601	$146,549	$121,321	$102,202	$53,843
Amortization of loan fees	8,926	9,739	6,870	4,789	1,912
Capitalized interest	1,958	4,248	6,416	9,935	5,844
Interest component of rental expense (1)	5,873	5,779	6,130	6,084	3,929
Fixed charges	$151,358	$166,315	$140,737	$123,010	$65,528

Ratio of earnings to fixed charges	2.33	—	—	1.61	6.11

Coverage deficiency (2)	$—	$46,234	$396,294	$—	$—

(1) Interest component of rental expense estimated based upon present value of lease payments over average weighted terms. The increase in 2007 is directly attributable to the acquisition of Giant Industries, Inc.

(2) Absent non-cash charges for asset impairments of $352,340 that occurred during the year ended December 31, 2009, the coverage deficiency would have been $43,954.